EXHIBIT (a)(1)(B)
E-mail to Eligible Employees Announcing
Offer to Amend the Exercise Price of Certain Options
To: All TO Associates
Re: Initial Announcement of Tender Offer
Channel: Directed E-mail
Associates:
     On February 22, 2007, we commenced the tender offer to exchange your unexercised stock options from 10/24/01 and 09/25/03 for new stock options at a new strike price.
     This is the final step outlined in a letter I sent you in December to let you know that some of your stock options were deemed to have been priced below fair market value, making them discounted stock options subject to the new IRS rules. We did not intend to issue discounted stock options and this tender offer is to help ensure that you receive the full value of your original stock option grant.
     You will receive information at your home address which will further describe the tender offer and what you need to do to participate. If you do not receive this information or if you have questions about the process, please contact your Human Resources Relationship Manager or call the Human Resources Associate Resource Center at 866-373-3872.
Thank you.
Karen Ganzlin
Chief Human Resource Officer
Important Information
This letter is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any securities. The full terms of the tender offer are described in the Offer to Amend and the documents accompanying it. You will receive these documents by mail at your home address and may also access these documents, except your personalized Election Form, through TD AMERITRADE’s intranet site, Athena, by accessing the tab titled Associate Resources, or through the U.S. Securities and Exchange Commission’s website at www.sec.gov. You may access your personalized Election Form by contacting the Human Resources Associate Resource Center at phone number (866) 373-3872 or at PeopleSoft, which is accessible at https://ps.ameritrade.com.